UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

TECTON CORPORATION
(Name of Issuer)

Common and Preferred Stock
(Title of Class of Securities)

87876K103
(CUSIP Number)

Micah Eldred 15500 Roosevelt Blvd., Suite 301 Clearwater, FL 33760 (727) 502-0508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  G

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 87876K103

	(1) Names of Reporting Persons (entities only).	Endeavour Cooperative Partners, LLC
	(2) Check the Appropriate Box If a Member of a Group (a)G (b)G
	(3) SEC Use Only
	(4) Sources of Funds	WC
	(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	G
	(6) Citizenship or Place or Organization	Florida
Number of Shares Beneficially Owned by Each Reporting Person With . . .	(7) Sole Voting Power	46,656,266
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	46,656,266
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	46,656,266
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	G
	(13) Percent of Class Represented by Amount in Row (11)	47%
	(14) Type of Reporting Person (See Instructions)	OO

Quick Link to Table of Contents

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common and preferred stock, par value $0.0001 per share (the “Stock”, “Shares” or “Securities”) of Tecton Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15500 Roosevelt Blvd., Suite 301, Clearwater, FL  33760.

Item 2.  Identity and Background

(a)  This statement is being filed by Endeavour Cooperative Partners, LLC (the “reporting person”).

(b)  The business address of the reporting person is 15500 Roosevelt Blvd., Suite 301, Clearwater, FL  33760.

(c)  The principal business of Endeavour Cooperative Partners, LLC, is investment, stock transfer and insurance.

(d)  During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five (5) years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Endeavour Cooperative Partners, LLC is a Florida limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The $38,000 Endeavour Cooperative Partners, LLC, used to purchase the Stock was acquired through the ordinary course of its investment, stock transfer and insurance businesses.

Item 4.  Purpose of the Transaction

The Shares are being acquired by Endeavour Cooperative Partners LLC (the “Reporting Person” or “Endeavour”) to obtain control over Tecton Corporation (the “Issuer”).

(a)  Endeavour intends to acquire additional securities of the Issuer from either the Issuer or other stockholders;

(b)  Endeavour intends to acquire sufficient securities to effectuate a potential merger, acquisition, or business combination to increase the Issuer’s shareholder value, but no definitive or final plans, contracts or agreements have been proposed, executed or written at this time.  Furthermore, although Endeavour is seeking to increase shareholder value, there is no guarantee that any merger, acquisition, or business combination will occur; and even if a merger, acquisition or business combination did in fact occur, there is no guarantee that such event would increase shareholder value.

(c)  Neither the Issuer nor any of its subsidiaries have any assets, other than the public shell and its shareholder base;

(d)  There will be no change in the present Board of Directors or management of the Issuer;

Except for the proposed merger as set forth in Item 6 of this Schedule 13D and purposes described above, the Reporting Person has no plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

 The following table provides information regarding the beneficial ownership of the Issuer’s Stock as of the date of this filing.

Name of Beneficial Owner / Reporting Person	Shares Beneficially Owned		Percentage
Endeavour Cooperative Partners LLC	Common	26,919,706	27%
Endeavour Cooperative Partners LLC	Preferred	19,736,560	20%
Total Shares Owned			47%

Quick Link to Table of Contents

(b)

Endeavour Cooperative Partners LLC has the sole power to vote its 46,656,266 shares of Stock.

(c)

Except as set forth above , no Reporting Person has effected any transaction in the Stock during the 60 days preceding the date hereof.

(d)

Micah Eldred is the Manager of Endeavour Cooperative Partners LLC.  As such, he has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Endeavour Cooperative Partners LLC.

(e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Endeavour’s goal is to effectuate a potential merger, acquisition, or business combination to increase the Issuer’s shareholder value, but no definitive or final plans, contracts or agreements have been proposed, executed or written at this time. Furthermore, although Endeavour is seeking to increase shareholder value, there is no guarantee that any merger, acquisition, or business combination will occur; and even if a merger, acquisition or business combination did in fact occur, there is no guarantee that such event would increase shareholder value.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: May 9, 2013	Endeavour Cooperative Partners LLC
	by:	/s/ Micah Eldred
Micah Eldred, Manager

4